

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-mail
Mr. Edwin G. Morrow
Chief Executive Officer and Director
Monte Resources Inc.
1002 Ermine Court
South Lake Tahoe, CA 96150

> **Re:** **Monte Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 21, 2011**
> **File No. 333-172989**

Dear Mr. Morrow:

We have reviewed your amendment and your letter dated November 21, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As reflected by certain of our comments below, we were unable to locate in your amendment a number of revisions which in your response letter you indicated that you had made. When you revise your disclosure in response to one of our comments, please state in your response letter precisely where in the marked version of the amendment we will find your responsive changes, and provide page references. This will expedite our review.

2.   Please continue to make relevant updates with each amendment. For example, and without limitation, please update the following disclosure on page 3: "The Company anticipates that they will have either a private placement or additional funding from its founder by Summer 2011 in order to conducts its operations."

3.   We re-issue comment 5 in our letter dated July 28, 2011. In that regard, we note your response that you have revised your disclosure in your filing that Mr. Morrow did not agree to purchase Monte Resources Inc. or serve as a director and officer with the intention to sell the enterprise to a third party looking to obtain a public reporting entity and he has no such present intention. However, we were not able to find such responsive disclosure. Please revise.

4.   We note your response to comment 26 in our letter dated April 19, 2011, and your suggestion that you are not able to obtain a consent with respect to the engineer who published the geology report. However, if you attribute statements in your filing to a third party expert, you must comply with Securities Act Rule 436 with respect to such statements. Please refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 141.02, available at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In that regard, if you are not able to obtain consents from the third party experts referenced in your filing, please revise your filing to remove your references to the third party experts, and revise all disclosure that indicates that the information provided in your report was obtained from their reports. For example, and without limitation, we note your references to third party experts at pages 21 and 22.

Risk Factors, page 6

Our stock is a penny stock, page 11

5.   We re-issue comment 8 in our letter dated July 28, 2011. We refer you to the disclosure you included in your original Form S-1, filed on March 22, 2011, at the bottom of page 11 and continuing onto the top of page 12. Please add back disclosure to this effect, regarding the requirements imposed on broker-dealers in connection with sales of penny stocks. See generally Exchange Act Rules 15g-2 and 15g-9.

Executive Compensation and Corporate Governance, page 31

6.   Please provide updated executive compensation information with respect to your fiscal year ended November 30, 2011.

Undertakings, page II-2

7.   We re-issue comment 22 in our letter dated April 19, 2011. It does not appear that you have added the undertaking required by Item 512(h) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman (Mining Engineer) at (202) 551-3610 with questions about engineering comments. You may contact Bob Carroll (Staff Accountant) at (202) 551-3362, or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Frederick C. Bauman